

August 31, 2010

<u>**Via U.S. Mail and Fax (604) 638-5051**</u>
Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
598-999 Canada Place
Vancouver, BC V6C 3E1
Canada

> **Re:** **Dejour Enterprises**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-33491**

Dear Mr. Wong:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 20-F for Fiscal Year Ended December 31, 2009</u>

2010 Capital Expenditures, page 20

1.   We note your disclosure here and on page 22 related to the increase in your Net
        Proved and Probable Reserves at December 31, 2009. There does not appear to
        be any disclosure related to probable reserves in your Reserve Data tabular
        presentation on page 37, or elsewhere in your filing. Please clarify or revise
        your disclosure to comply with Item 1202(a)(5) of Regulation S-K.

Reserve Data, page 37

2.   Please revise your disclosure to fully comply with Item(s) 1202 and 1203 of
        Regulation S-K. Specifically, provide disclosure regarding your reliable
        technologies, internal controls related to your reserve estimates, and the activity
        related to proved undeveloped ("PUD") reserves. With regard to your PUD
        reserves, please revise to disclose the changes in your PUD balances; the amount
        of PUDs converted into proved developed reserves; the investments and progress
        made during the year to convert your PUDs to proved developed reserves; and
        your plan to convert PUDs older than 5 years to proved developed reserves.

Reserves Price Sensitivity, page 38

3.   Tell us why you believe the use of a forecast price yields a better indication of
        the likely economics of proved reserves than the trailing average 12-month
        average prices required by the definitions of Rule 4-10(a)(22)(v) of Regulation
        S-X. Also, please consider additional language in your disclosure that clearly
        indicates the sensitivity pricing is intended to illustrate certain reserve
        sensitivities to the commodity prices and should not be confused with "SEC
        Pricing Proved Reserves" and does not comply with SEC pricing assumptions.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant